

September 1, 2010

Mr. Richard A. Hubbell
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

Re: **RPC, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed March 3, 2010
       File No. 1-08726

Dear Mr. Hubbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

1.   Please clarify the extent to which your revenues derive from land-based versus offshore operations, and oil versus natural gas producing activities.

2.   We note your risk factor disclosure on page 10 beneath the caption, "Our business has potential liability for litigation, personal injury and property damage claims assessments." With a view towards possible disclosure, please advise of any provisions in your contracts that might subject you to environment-related penalties or damages or that would indemnify you for such amounts. Address both your offshore and your onshore operations. We note that you provide services offshore of the Gulf of Mexico and that you provide hydraulic fracturing and acid treatment services. Also, tell us whether you carry any insurance against such events and, if so, the amounts of the coverage.

3.   Please disclose what effect, if any, the moratorium on Gulf of Mexico activities is
        expected have on your strategic plans, business and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 17

4.   Please discuss more fully the expense reduction measures you undertook in 2009.

Executive Compensation, page 60 (incorporated by reference to the Definitive Proxy Statement
on Schedule 14A filed on March 24, 2010)

General

5.   Please confirm in writing that you will comply with the following comments relating to
        your proxy in all future filings, and provide us with an example of the disclosure you
        intend to use in each case. After our review of your responses, we may raise additional
        comments.

Risk Oversight by Board, page 8

6.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure in
        response to this item is unnecessary and describe the process you undertook to reach that
        conclusion.

Compensation Discussion and Analysis, page 14

7.   We note your disclosure on page 14 that your compensation committee, composed of
        three non-management directors, held primary responsibility for determining executive
        compensation levels. Please clarify whether any of your executive officers made
        recommendations to the committee or otherwise contributed input on their own
        compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

8.   We note your disclosure on page 16 that your compensation committee established
        corporate performance goals for 2009 under the Management Incentive Plan based on
        cash flow return on invested capital. We further note your disclosure that "[f]or 2009, the
        target performance goal established by the Company is in excess of the comparable
        historical average ROIC of our peers, is in excess of the Company's weighted average
        cost of capital, and is an amount which the Company believes represents outstanding
        financial performance." Please disclose this goal. To the extent you believe that
        disclosure of this entity-wide goal, on an historical basis, would result in competitive
        harm such that the information could be excluded under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide us with a detailed explanation supporting your
        conclusion. Refer to Item 402(b)(1)(v) and Instruction 4 to Item 402(b) of Regulation S-

       K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

9.   We note your disclosure on page 17 that "[w]hen considering the grant of stock based awards, the Committee gives consideration to [your] overall performance and the performance of individual employees." We further note your disclosure elsewhere that the committee's award determinations were discretionary and subjective. For each of the four named executive officers who received restricted stock awards, please disclose the specific aspects of the individual's performance considered by the committee in its evaluation and determination of the award amount. Refer to Item 402(b)(2)(vii) of Regulation S-K.

<u>Closing Comments</u>

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Tracey L. McNeil at (202) 551-3392, Alexandra M. Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any questions.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director